Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reclassifies Board Member

Athens, Greece, February 05, 2016, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that when Georgios Karageorgiou, a Class I director of Globus Maritime Limited (the “Company”), resigned on December 28, 2015, the Company’s Board of Directors (the “Board”) was comprised of two Class II directors, two Class III directors, and no Class I directors. The Company’s Articles of Incorporation require each class of the Board to consist, as nearly as possible, of an equal number of directors.

On December 28, 2015, solely in order to provide for an equal apportionment of the members of the Board among the three classes of the Board, Mr. Athanasios (“Thanos”) Feidakis, resigned from the Board as a Class II director and, upon the recommendation of the Nomination Committee of the Board, was immediately reappointed by the Board as a Class I director.

In connection with these actions and in accordance with the Company’s Articles of Incorporation and Bylaws, the Board eliminated the Class II vacancy created by Mr. Feidakis’s resignation as a Class II director by reducing the total number of authorized directors to four (4) members. Accordingly, immediately following Mr. Feidakis’s resignation and reappointment, the Board was comprised of one Class I director (whose term of office expires at the Company’s 2017 Annual Meeting of Stockholders), one Class II director (whose term of office expires at the Company’s 2018 Annual Meeting of Stockholders) and two Class III directors (each of whose term of office expires at the Company’s 2016 Annual Meeting of Stockholders).

The reallocation of Mr. Feidakis from Class II director to Class I director had no effect on any aspect of Mr. Feidakis’s compensatory arrangements with the Company at this time.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 379,958 Dwt and a weighted average age of 7.4 years as of December 31, 2015.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax:+30 210 9608359, email:info@globusmaritime.gr

www.globusmaritime.gr

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Olga Lambrianidou	corporatesecretary@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax:+30 210 9608359, email:info@globusmaritime.gr

www.globusmaritime.gr